Shareholder meeting

On March 22, 2006, the Annual Meeting of the Fund was held to elect nine Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 9,671,478 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified with the votes tabulated as follows:
                                                                WITHHELD
                                        FOR                     AUTHORITY

James R. Boyle                          9,660,004               11,474

James F. Carlin                         9,652,639               18,839

Richard P. Chapman, Jr.                 9,650,601               20,877

William H. Cunningham                   9,650,599               20,879

Richard Dion                            9,655,228               16,250

Charles Ladner                          9,661,778                9,700

Stephan Pruchansky                      9,653,607               17,871

The preferred shareholders elected Dr. John A. Moore and Patti McGill Peterson to serve as the Fund's Trustees until there successors are duly elected and qualified, with the votes tabulated as follows: 2,982 FOR, 0 AGAINST, 7 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditor for the fiscal year ending December 31, 2006, with votes tabulated as follows: 9,670,637 FOR, 49,203 AGAINST and 69,358 ABSTAINING.


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